UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  001-36487

Atlantica Sustainable Infrastructure plc

(Exact name of registrant as specified in its charter)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel: +44 203 499 0465

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, nominal value $0.10 per share
(Title of each class of securities covered by this Form)

None.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☒

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☐

Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 12

Pursuant to the requirements of the Securities Exchange Act of 1934, Atlantica Sustainable Infrastructure plc has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 23, 2024	By:	/s/ Santiago Seage
	Name:	Santiago Seage
	Title:	Chief Executive Officer

	By:	/s/ Francisco Martinez-Davis
	Name:	Francisco Martinez-Davis
	Title:	Chief Financial Officer